                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                 SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1 )1



                         FIRSTSPARTAN FINANCIAL CORP.
                         ----------------------------
                               (NAME OF ISSUER)


                                 COMMON STOCK
                       ---------------------------------
                        (TITLE OF CLASS OF SECURITIES)


                                 337931 10 9
                             ---------------------
                                (CUSIP NUMBER)


                               December 31, 1998
                  -------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

      /X/  RULE 13D-1(B)
      /_/  RULE 13D-1(C)
      /_/  RULE 13D-1(D)
--------
    1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 337931 10 9                                          Page 2 of 5 Pages

1.    Name of Reporting Person:

      First Federal Savings and Loan Association of Spartanburg Employee Stock Ownership Plan and Trust ("ESOP")


      S.S. or I.R.S. Identification No. of above person:

      57-0163095


2.    Check the appropriate box if a member of a group*

            (a)   /X/
                  --

            (b)   / /
                  --

3.    SEC USE ONLY


4. Citizenship or Place of Organization:

      State of South Carolina


Number of Shares Beneficially Owned by Each Reporting Person with:

5.    Sole Voting Power:                                    307,326

6.    Shared Voting Power:                                  47,104

7.    Sole Dispositive Power:                               354,430

8.    Shared Dispositive Power:                             0

9. Aggregate Amount Beneficially Owned by Each Reporting Person:

      354,430


10. Check Box if the Aggregate Amount in Row (9) excludes Certain Shares*

               /   /
               ---


11.   Percent of Class Represented by Amount in Row 9:9.36%

12.   Type of Reporting Person*:  EP


                               *SEE INSTRUCTIONS

Cusip No. 337931 10 9                                         Page 3 of 5 Pages

ITEM 1(A).  NAME OF ISSUER.

      FirstSpartan Financial Corp.


ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

      380 E. Main Street
      Spartanburg, South Carolina  29302


ITEM 2(A).  NAME OF PERSON FILING.

      First Federal Savings and Loan Association of Spartanburg Employee Stock Ownership Plan and Trust.


ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE.

      Same as Item 1(b).


ITEM 2(C).  CITIZENSHIP.

      See Row 4 of page 2.


ITEM 2(D).  TITLE OF CLASS OF SECURITIES.

      Common Stock, $.01 par value per share.


ITEM 2(E).  CUSIP NUMBER.

      337931 10 9


ITEM 3.        THE PERSON FILING IS AN:

      Employee Benefit Plan which is subject to the provisions of the Employee Income Security Act of 1974, as amended.

      This Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), which is filing under the Item 3(f) classification. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by trustees of this plan. Each trustee of the trust established pursuant to the ESOP, although filing under the Item 3(h) classification because of their relationship to the ESOP, disclaims that he is acting in concert with, or as a member of a group consisting of, the other trustees of said plan.

Cusip No. 337931 10 9                                         Page 4 of 5 Pages

ITEM 4.     OWNERSHIP.

      (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page.

      (b) Percent of Class: See Row 11 of the second part of the cover page.

      (c) See Rows 5, 6, 7, and 8 of the second part of the cover page.


ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:




ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      Pursuant to Section 8.4 of the ESOP plan document, First Federal Savings and Loan Association of Spartanburg has the power to direct the persons who receive dividends on shares held in the plan trust.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

      Not applicable.


ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

      This Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), which is filing under the Item 3(f) classification. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by trustees of this plan. Each trustee of the trust established pursuant to the ESOP, although filing under the Item 3(h) classification because of their relationship to the ESOP, disclaims that he is acting in concert with, or as a member of a group consisting of, the other trustees of said plan.


ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

      Not applicable.

Cusip No. 337931 10 9                                         Page 5 of 5 Pages

ITEM 10.    CERTIFICATION.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE:

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


FIRST FEDERAL SAVINGS AND LOAN ASSOCIATION OF SPARTANBURG
EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST




By:   /s/ Billy L. Painter
      --------------------------------------------
      First Federal Savings and Loan Association
       of Spartanburg as Plan Administrator
      Billy L. Painter
      President



Date:  February 16, 1999



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Exhibit A
---------

                      Identification of Members of Group
                      ----------------------------------

      Shares of common stock of the issuer are held in trust for the benefit of participating employees by the ESOP Trustees. The Trustees share voting and dispositive power with First Federal Savings and Loan Association of Spartanburg. By the terms of the ESOP, the Trustees vote stock allocated to participant accounts as directed by participants. Common stock held by the Trust, but not yet allocated or as to which participants have not made timely voting directions, is voted by the Trustees in the same proportion as shares for which directions are received, subject to their fiduciary responsibilities. Investment direction is exercised by the Trustees, subject to their fiduciary responsibilities.

      The Trustees and their beneficial ownership of shares of common stock of the issuer, exclusive of responsibilities as a Trustee, are as follows (such ownership being disregarded in reporting the ESOP's ownership within this
Schedule 13G):

                         Direct Beneficial   Beneficial Ownership
      Name               Ownership           As ESOP Participant (1)
      ----               ---------           -----------------------


Robert R. Odom               17,060                  N/A

Robert L. Handell            15,111                  N/A

E. Lea Salter                16,361                  N/A

----------------
(1)   Messrs. Odom, Handell and Salter do not participate in the ESOP.